LEGACY EDUCATION INC.

701 W Avenue K Suite 123

Lancaster, CA 93534

May 10, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Scott Stringer
Adam Phippen
Scott Anderegg
Lilyanna Peyser

Re:	Legacy Education Inc.
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted February 29, 2024
CIK No. 0001836754

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Legacy Education Inc., a Nevada corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 29, 2024 (“Comment Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

DRS Amendment No. 5 filed on Form S-1

Capitalization, page 45

1.	We are reissuing prior comment 5. We note your response indicates the registration statement was revised to address this comment; however, the table still appears to omit debt. Please revise your table to include debt.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include debt.

General

2.	We have reviewed your written response to comment 7 but we can not find any revisions to your disclosure. For this reason we reissue our comment. Please update your disclosure throughout the prospectus regarding the impact of COVID-19, including qualification and quantification of the effects of COVID-19 on your business and results of operations. Refer to CF Disclosure Guidance Topic No. 9A. When you have revised your disclosure please ensure your response letter references the pages upon which the revisions appear.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to include the impact of COVID-19, including qualification and quantification of the effects of COVID-19 on our business and results of operations. These revisions appear on page 49-51 and page 63 of the Registration Statement.

3.	You have not provided a written response to comment 9 nor have you revised your disclosure in response to comment 9. For this reason we reissue comment 9. Please disclose on the prospectus cover page the aggregate percentage ownership of your executive officers, directors and holders of more than 5% of your common stock, and state that they will have the ability to determine the outcome of all matters submitted to your stockholders for approval. With a view to disclosure, tell us whether you will be a controlled company after the offering. When you have revised your disclosure, please ensure your response letter references the pages upon which the revisions appear.

RESPONSE:	The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to disclose the aggregate percentage ownership of our common stock by our executive officers, directors and holders of more than 5% of our common stock on the prospectus cover page. However, as our executive officers, directors and holders of more than 5% of our common stock currently hold an aggregate 38.1% of our common stock, they will not have the ability the outcome of the matters submitted to our stockholders for approval. As a result, we will not be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange, as under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company”.

Sincerely,

Legacy Education Inc.

/s/ LeeAnn Rohmann
By:	LeeAnn Rohmann
Title:	Chief Executive Officer